

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 17, 2019

JongKap Kim
President and Chief Executive Officer
Korea Electric Power Corporation
55 Jeollyeok-ro, Naju-si
Jeollanam-do, 58322
South Korea

> **Re: Korea Electric Power Corporation**
> **Form 20-F for the Fiscal Year Ended December 31, 2018**
> **Filed April 30, 2019**
> **File No. 001-13372**

Dear Mr. Kim:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services